SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 300 SOUTH GRAND AVENUE LOS ANGELES, CALIFORNIA 90071- 3144 _________ TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com
VIA EDGAR Ms. Kim McManus Division of Corporation Finance U.S. Securities & Exchange Commission	October 2, 2015

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Re:	Five Point Holdings, Inc.
Draft Registration Statement on Form S-11
(the “Draft Registration Statement”)
CIK No. 0001643473

Dear Ms. McManus:

Reference is made to the Draft Registration Statement on Form S-11 submitted by Five Point Holdings, Inc. (“FPH”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 6, 2015, and Amendment No. 1 thereto submitted with the Commission on August 21, 2015.

As we have discussed with the staff of the Commission, Newhall Holding Company, LLC (“Newhall Holding”), which is the parent company of FPH, has now determined that it will be the issuer of securities in the offering, rather than FPH. Accordingly, the Draft Registration Statement and Amendment No. 1 thereto will be resubmitted under Newhall Holding’s CIK Number, and future amendments to the Draft Registration Statement will be submitted under Newhall Holding’s CIK Number.

In recognition of the foregoing, on behalf of FPH, we hereby withdraw the Draft Registration Statement previously submitted by FPH.

Ms. Kim McManus

October 2, 2015

Please contact the undersigned at (213) 687-5396 should you have any questions or require further information.

Very truly yours,

/s/ Jonathan L. Friedman

Jonathan L. Friedman, Esq.

cc:	Securities and Exchange Commission
Coy Garrison
Shannon Sobotka
Eric McPhee

Five Point Holdings, Inc.
Michael Alvarado

Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq.
Allison M. Hunter, Esq.

Proskauer Rose LLP
Philippa M. Bond, Esq.